

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2021

Craig E. Barnett
Chairman and Chief Executive Officer
Pearl Holdings Acquisition Corp
757 Third Avenue, 26th Floor
New York, NY 10017

> **Re: Pearl Holdings Acquisition Corp**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 22, 2021**
> **CIK No. 0001856161**

Dear Mr. Barnett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors
There have been and may in the future be changes to the accepted accounting for SPACs, which may impact the market price, page 69

1. We note your new risk factor that there were changes to the "accepted accounting for SPACs" and your reference to how such changes could result in the recognition of accounting errors in previously issued financial statements. Please tell us what "accepted accounting for SPACs" means and how it relates to (1) the requirements in Regulation S-X that the financial statements must be prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP"), and (2) your financial statements and related audit opinion that state your financial statements were prepared in accordance with U.S. GAAP. In addition, address how "a change" in accounting could result in an

accounting error when the U.S. GAAP definition of an "accounting change" explicitly scopes out "the correction of an error in previously issued financial statements."

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: P. Michelle Gasaway